Exhibit (a)(5)(A)

Li Auto Inc. Announces Put Right Notification for 0.25% Convertible Senior Notes due 2028

March 27, 2026

BEIJING, China, March 27, 2026 (GLOBE NEWSWIRE) -- Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it is notifying holders of its 0.25% Convertible Senior Notes due 2028 (CUSIP No. 50202M AB8) (the “Notes”) that pursuant to the Indenture dated as of April 12, 2021 (the “Indenture”) relating to the Notes by and between the Company and Deutsche Bank Trust Company Americas, as trustee and paying agent, each holder has the right, at the option of such holder, to require the Company to purchase all of such holder’s Notes or any portion of the principal thereof that is equal to US$1,000 principal amount (or an integral multiple thereof) for cash on May 1, 2026 (the “Put Right”). The Put Right expires at 5:00 p.m., New York City time, on Wednesday, April 29, 2026.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions, and procedures for exercising the Put Right will be available through the Depository Trust Company and the paying agent, which is Deutsche Bank Trust Company Americas. None of the Company, its board of directors, or its executive management has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Right.

The Put Right entitles each holder of the Notes to require the Company to repurchase all or a portion of such holder’s Notes in principal amounts equal to US$1,000 or an integral multiple thereof. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, May 1, 2026, which is the date specified for repurchase in the Indenture (the “2026 Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The 2026 Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on May 1, 2026, being the interest payment date, the Company will pay accrued and unpaid interest on all of the Notes through April 30, 2026, to all holders who were holders of record as of 5:00 p.m., New York City time, on Wednesday, April 15, 2026, regardless of whether the Put Right is exercised with respect to such Notes. On the 2026 Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of March 26, 2026, there was US$862,500,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Put Right, the aggregate cash purchase price will be US$862,500,000.

The opportunity for holders of the Notes to exercise the Put Right commences today, March 27, 2026, and will terminate at 5:00 p.m., New York City time, on Wednesday, April 29, 2026. In order to exercise the Put Right, a holder must follow the transmittal procedures set forth in the Company’s Put Right Notice to holders (the “Put Right Notice”), which is available through the Depository Trust Company and Deutsche Bank Trust Company Americas. Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Right at any time prior to 5:00 p.m., New York City time, on Wednesday, April 29, 2026, which is the second business day immediately preceding the 2026 Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Company’s Put Right Notice dated March 27, 2026 and related documents. Holders of Notes may request the Company’s Put Right Notice from the paying agent, Deutsche Bank Trust Company Americas.

By Mail or Overnight Courier:	For Information or Confirmation by Telephone:
Deutsche Bank Trust Company Americas c/o DB Services Americas, Inc 5022 Gate Parkway Suite 200 MS JCK01-218 Jacksonville, FL 32256 United States of America	+1 (800) 735-7777 For Information or Confirmation by Email: db.reorg@db.com

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, PUT RIGHT NOTICE, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LI AUTO INC. AND THE PUT RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, https://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://ir.lixiang.com.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World (主动积极,改变世界). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com